Exhibit 21.1

List of Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
Knorex Pte. Ltd.	Singapore
Knorex Inc.	United States
AdZiggy Inc.	United States
Knorex Software Sdn. Bhd.	Malaysia
Knorex (Guangzhou) Pte. Ltd.	PRC
Knorex India Private Limited	India
Knorex Vietnam Co. Ltd.	Vietnam
Knorex (Thailand) Co. Ltd.	Thailand